Algonquin Power & Utilities Corp. Announces $105 Million Investment by Emera	EXHIBIT 99.1

OAKVILLE, ON, May 10, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced that it is finalizing arrangements with Emera Inc. (“Emera”) for a treasury subscription of subscription receipts convertible into 17.43 million APUC common shares (“Shares”) for total proceeds of approximately $105 million. The subscription receipts will be issued in two tranches with delivery of the Shares conditional on and planned to occur simultaneously with the closing of certain previously announced transactions.

One tranche of subscription receipts will be used to partially fund the previously announced acquisition by APUC’s power generation subsidiary of a 51% interest in a 480 MW U.S. wind power portfolio. These subscription receipts will be convertible into 10.456 million Shares at a purchase price of $5.74 for proceeds of $60.0 million, conditional on the closing of the acquisition.

The other tranche of subscription receipts will be used to partially fund the previously announced acquisition by APUC’s regulated utility subsidiary of certain gas distribution assets in the mid-west U.S. These subscription receipts will be convertible into 6.977 million Shares at a purchase price of $6.45 for proceeds of $45.0 million, conditional on the closing of the acquisition.

APUC and Emera have also agreed to promptly convert the 12 million subscription receipts that were issued to Emera in December, 2010. APUC will receive $60 million in proceeds from the conversion and will use the proceeds to partially fund the acquisition of electricity and natural gas distribution utilities in New Hampshire that are expected to close in Q2 2012.

“We believe the subscription receipts are a very efficient way for APUC to raise capital to fund our previously announced acquisitions”, commented APUC Chief Executive Officer, Ian Robertson. “The issuance of these additional subscription receipts further strengthens our relationship with Emera as we look to complete our growth initiatives for 2012”.

“We are pleased to continue to grow our relationship with Algonquin through these additional investments”, commented Emera Chief Executive Officer Chris Huskilson. “Algonquin’s proven strategy of investing in renewable energy and regulated utilities continues to contribute to Emera’s holdings in renewable energy in North America”.

Both tranches of subscription receipts are subject to the applicable regulatory approvals.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information: Kelly Castledine Algonquin Power & Utilities Corp. 2845 Bristol Circle, Oakville, Ontario, L6H 7H7 Telephone: (905) 465-4500 Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 20:37e 10-MAY-12